Fidelity Advisor Europe Capital Appreciation Fund

A special meeting of the fund's shareholders was held on February 12, 2014. The results of votes taken among shareholders on the proposal before them are reported below. Each vote reported represents one dollar of net asset value held on the record date for the meeting.

PROPOSAL 1

To approve an Agreement and Plan of Reorganization providing for the transfer of all of the assets of Fidelity Advisor Europe Capital Appreciation Fund to Fidelity Europe Fund in exchange solely for corresponding shares of beneficial interest of Fidelity Europe Fund and the assumption by Fidelity Europe Fund of Fidelity Advisor Europe Capital Appreciation Fund's liabilities, in complete liquidation of Fidelity Advisor Europe Capital Appreciation Fund.

	# of Votes	% of Votes
Affirmative	14,932,022.54	82.627
Against	656,836.77	3.635
Abstain	1,674,803.88	9.268
Uninstructed	808,029.09	4.470
TOTAL	18,071,692.28	100.000